Exhibit 17.1

From: bill jennings
Sent: Friday, November 6, 2026 4:00 PM
To: William Mobley
Cc: Jonathan Morris; Eric Seidel; Jeff Bahnsen
Subject: Resignation

November 6, 2026

To William Mobley, Chairman

FreeCast Board of Directors

Re: Resignation from the Board of Directors

Please accept this letter as my resignation from the Freecast Board of Directors, including my position as Chairman of the Audit Committee, effective immediately.

After careful consideration, I have decided that it is time for me to step down. Serving on the Board, and particularly as Chairman of the Audit Committee, involves a significant commitment of time and responsibility. Given the demands of these positions and the absence of compensation for my service, I no longer feel it makes sense for me to continue in these roles.

I have appreciated the opportunity to serve the Company and work with my fellow directors and management. I wish the Company and its shareholders continued success.

Please arrange for my resignation to be reflected in the Company’s records and for any necessary regulatory filings and disclosures to be made.

Sincerely,

William P. Jennings, Jr.